                                                                     Exhibit 1.1


     (LOGO) (CHINESE CHARACTERS)
            (CHINA EASTERN AIRLINES CORPORATION LIMITED)

     (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 670)

                              2006 INTERIM RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company" or "CEA") is pleased to announce the unaudited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30th June 2006 (which were approved by the Board of Directors of the Company on 28th August 2006), with comparative figures for the corresponding financial information in 2005.

The interim financial report of the Group for the six months ended 30th June 2006 is unaudited and does not necessarily indicate the annual or future results. The Audit Committee of the Company has reviewed the accounting principles and methods adopted by the Group with the management of the Company, and has had discussions with the Board of Directors of the Company regarding internal controls and financial reporting issues, including a review of the unaudited interim financial statements for the six months ended 30th June 2006. The Audit Committee of the Company has no disagreement regarding the accounting principles and methods adopted by the Group.

INTERIM FINANCIAL INFORMATION

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONDENSED CONSOLIDATED INCOME STATEMENT
     FOR THE SIX MONTHS ENDED 30 JUNE 2006

                                                                     (UNAUDITED)
                                                               SIX MONTHS ENDED 30 JUNE
                                                        ----------------------------------------      2006 vs 2005
                                                                         Restated                        Increase/
                                                            2006             2005           2006        (Decrease)
                                                 Note      RMB'000        RMB'000        US$'000                 %
                                               -------------------------------------------------------------------
                                                                         (note 2)      (note 12)
     Revenues                                     3     16,961,037     10,627,085      2,121,296              59.6
     Other operating income                       4        157,883        127,981         19,746              23.4
     Operating expenses
       Commissions                                        (591,188)      (489,638)       (73,939)             20.7
       Aircraft fuel                                    (6,176,056)    (3,324,323)      (772,432)             85.8
       Take-off and landing charges                     (2,433,116)    (1,561,415)      (304,307)             55.8
       Ground services and other
         charges                                           (62,647)       (57,707)        (7,835)              8.6
       Civil aviation infrastructure levies               (332,405)      (169,565)       (41,573)             96.0
       Food and beverages                                 (584,139)      (383,240)       (73,058)             52.4
       Wages, salaries and benefits                     (1,561,031)      (747,912)      (195,236)            108.7

           Aircraft maintenance                            (1,259,041)      (528,187)      (157,467)            138.4
           Aircraft depreciation and
             operating lease rentals                       (3,360,457)    (2,078,274)      (420,288)             61.7
           Other depreciation, amortisation
             and operating lease rentals                     (366,735)      (268,699)       (45,867)             36.5
           Ticket reservation fee                            (181,394)       (87,145)       (22,687)            108.2
           Insurance costs                                    (60,428)       (42,678)        (7,558)             41.6
           Office, administrative and other
             expenses                                      (1,414,289)    (1,127,462)      (176,883)             25.4
                                                          -----------    -----------     ----------
         Total operating expenses                         (18,382,926)   (10,866,245)    (2,299,130)             69.2
                                                          -----------    -----------     ----------

         Operating loss                                    (1,264,006)      (111,179)      (158,088)          1,036.9
         Interest income                                       62,710         62,813          7,843              (0.2)
         Finance costs                                       (671,997)      (512,444)       (84,046)             31.1
         Share of results of associates                         4,451         (4,137)           557             207.6
         Share of results of jointly
           controlled entities                                  4,394         (8,550)           550             151.4
                                                          -----------    -----------     ----------

         Loss before income tax                            (1,864,448)      (573,497)      (233,184)            225.1
         Taxation                                     5        20,660        (11,866)         2,584            (274.1)
                                                          -----------    -----------     ----------

         Loss for the period                               (1,843,788)      (585,363)      (230,600)            215.0
                                                          ===========    ===========     ==========
         Attributable to:
           Equity holders of the Company                   (1,715,678)      (580,567)      (214,578)            195.5
           Minority interests                                (128,110)        (4,796)       (16,022)          2,571.2
                                                          -----------    -----------     ----------

                                                           (1,843,788)      (585,363)      (230,600)            215.0
                                                          ===========    ===========     ==========
         Basic loss per share for loss
           attributable to equity holders of
           the Company during the period              6     (RMB0.353)     (RMB0.119)     (US$0.044)
                                                          -----------    -----------     ----------

         CONDENSED CONSOLIDATED BALANCE SHEET
         AS AT 30 JUNE 2006

                                                                            (UNAUDITED)     (Audited)   (UNAUDITED)
                                                                                30 JUNE   31 December       30 JUNE
                                                                                   2006          2005          2006
                                                                    Note        RMB'000       RMB'000       US$'000
                                                                    -----------------------------------------------
                                                                                                           (note 12)
         NON-CURRENT ASSETS
           Intangible assets                                                    993,143       688,311       124,211
           Property, plant and equipment                                     43,117,873    38,588,400     5,392,701
           Lease Prepayment                                                   1,057,169       972,771       132,219
           Advance payments on acquisition of aircraft                        8,446,409     9,072,673     1,056,382
           Investments in associates                                            584,716       629,746        73,130
           Investments in jointly controlled entities                           105,074       100,520        13,141
           Available-for-sale financial assets                                   40,411        40,802         5,054
           Other long-term assets                                             2,275,976     2,705,558       284,654

           Deferred tax assets                                                  452,872       434,839        56,640
           Derivative assets                                                    219,209        70,886        27,416
                                                                             57,292,852    53,304,506     7,165,548
         CURRENT ASSETS
           Flight equipment spare parts                                       1,133,816       978,922       141,805
           Trade receivables                                         9        2,164,913     1,918,409       270,763
           Amounts due from related companies                                   144,268       205,712        18,043
           Prepayments, deposits and other receivables                        1,734,915       997,271       216,984
           Cash and cash equivalents                                          1,861,033     1,864,001       232,757
           Derivative assets                                                     60,063        53,036         7,512
                                                                              7,099,008     6,017,351       887,864
         CURRENT LIABILITIES
           Sales in advance of carriage                                       1,051,966       823,149       131,568
           Trade payables and notes payable                          10       5,191,093     3,394,898       649,244
           Amounts due to related companies                                     378,108       295,030        47,290
           Other payables and accrued expenses                                6,619,416     6,021,481       827,882
           Current portion of obligations under
             finance leases                                                   2,720,102     2,428,037       340,200
           Current portion of borrowings                                     18,044,696    18,554,630     2,256,828
           Tax payable                                                           59,672        47,259         7,463
           Current portion of provision for aircraft
             overhaul expenses                                                   12,000        15,589         1,501
           Derivative liabilities                                                16,017        34,844         2,003
                                                                             34,093,070    31,614,917     4,263,979
                                                                            -----------   -----------    ----------

         NET CURRENT LIABILITIES                                            (26,994,062)  (25,597,566)   (3,376,115)
                                                                            -----------   -----------    ----------

         TOTAL ASSETS LESS CURRENT LIABILITIES                               30,298,790    27,706,940     3,789,433
                                                                            -----------   -----------    ----------

         NON-CURRENT LIABILITIES
           Obligations under finance leases                                  11,721,524     8,180,460     1,465,997
           Borrowings                                                        10,315,940     9,790,116     1,290,202
           Other long-term liabilities                                          319,904       155,229        40,010
           Provision for aircraft overhaul expenses                             438,859       388,410        54,888
           Deferred tax liabilities                                             614,339       601,340        76,835
           Post-retirement benefit obligations                                1,252,231     1,202,877       156,615
           Long-term portion of staff housing allowances                        452,358       444,196        56,576
           Derivative liabilities                                                72,624        25,770         9,083
                                                                             25,187,779    20,788,398     3,150,206
                                                                            -----------   -----------    ----------

         NET ASSETS                                                           5,111,011     6,918,542       639,227
                                                                            ===========   ===========    ==========

         EQUITY
         CAPITAL AND RESERVES ATTRIBUTABLE TO
           THE EQUITY HOLDERS OF THE COMPANY
           Share capital                                                      4,866,950     4,866,950       608,704
           Reserves                                                           (415,812)     1,229,115      (52,006)
                                                                              4,451,138     6,096,065       556,698
         MINORITY INTERESTS                                                     659,873       822,477        82,529
                                                                            -----------   -----------    ----------

         TOTAL EQUITY                                                         5,111,011     6,918,542       639,227
                                                                            ===========   ===========    ==========

NOTES

1.   BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

     The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the PRC, which are prepared in accordance with the accounting and the relevant regulations applicable in the PRC ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and International Financial Reporting Standards ("IFRS") on the unaudited consolidated loss attributable to equity holders of the Company for the six months ended 30 June 2006 and on the unaudited condensed consolidated net assets at 30 June 2006 are set out in Section C. The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2005.

     The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2005, as described in the annual financial statements for the year ended 31 December 2005, except that the Group adopted all the new standards, amendments to standards and interpretations which are effective for the financial year commencing on 1 January 2006. The adoption of these new standards, amendments to standards and interpretations did not have significant financial impact to the results of the Group.

2.   COMPARATIVES

     The presentation of the condensed consolidated income statement for the six months ended 30 June 2005 was revised to bring it in line with the annual financial statements for the year ended 31 December 2005. Certain comparative figures have been reclassified or restated to conform with the presentation in the current period, particularly IAS 16 (amended 2004) "Property, Plant and Equipment" which replaces IAS 16 (revised 1998). For the year ended 31 December 2005, the Group adopted the revised IAS 16 and has amended its accounting policy to capitalise overhaul costs of owned and finance leased aircraft and engines as a separate component of property, plant and equipment, which are subject to depreciation over the appropriate maintenance cycles. In prior years, the costs of overhaul for owned and finance leased aircraft and engines were expensed in the income statement when incurred.

     The effect of the adoption of IAS 16 (amended 2004) on the income statement for the six months ended 30 June 2005 is set out below:



                                                                        RMB'000
                                                                      ---------

   Decrease in aircraft maintenance                                   (242,931)
   Increase in aircraft depreciation and other lease rentals            375,541
   Decrease in taxation                                                (22,553)
                                                                      ---------

   Increase in loss for the period                                      110,057
                                                                      =========


3.   REVENUES AND SEGMENT INFORMATION

     (a)  REVENUES

          The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Revenues comprise revenues from airline and related services net of sales tax. The revenues and segment results by geographical segments are analysed as follows:

(UNAUDITED)                                              SIX MONTHS ENDED 30 JUNE 2006
                                   -----------------------------------------------------------------------
                                                                                      OTHER
                                    DOMESTIC(#)     HONG KONG          JAPAN      COUNTRIES(*)       TOTAL
                                     RMB'000          RMB'000        RMB'000        RMB'000        RMB'000
                                   -----------------------------------------------------------------------

TRAFFIC REVENUES
  -- PASSENGER                     8,621,734        1,187,711      1,314,230      2,627,424     13,751,099
  -- CARGO AND MAIL                  274,397          337,097        376,380      1,515,064      2,502,938

                                   8,896,131        1,524,808      1,690,610      4,142,488     16,254,037
COMMISSION INCOME                     26,299            6,904          7,654         18,755         59,612
GROUND SERVICES INCOME               336,123               --             --             --        336,123
CARGO HANDLING INCOME                135,058               --             --             --        135,058
RENTAL INCOME FROM
  OPERATING SUBLEASE OF
  AIRCRAFT                                --               --             --             --             --
OTHER OPERATING REVENUES             176,207               --             --             --        176,207
                                   ---------        ---------      ---------      ---------     ----------

                                   9,569,818        1,531,712      1,698,264      4,161,243     16,961,037
                                   =========        =========      =========      =========     ==========

OTHER OPERATING INCOME               123,926            5,641          3,986         24,330        157,883
SEGMENT RESULTS -- (LOSS)/PROFIT     570,887           59,377        548,303       (949,276)       229,291
                                   ---------        ---------      ---------      ---------

UNALLOCATED EXPENSES                                                                            (1,493,297)
                                                                                                ----------

OPERATING LOSS                                                                                  (1,264,006)
                                                                                                ==========

(Unaudited)                                              Six months ended 30 June 2005
                                   -----------------------------------------------------------------------
                                                                                      Other
                                    Domestic(#)     Hong Kong          Japan      countries(*)       Total
                                     RMB'000          RMB'000        RMB'000        RMB'000        RMB'000
                                   -----------------------------------------------------------------------

Traffic revenues
  -- Passenger                     3,659,559        1,134,546        674,601      2,097,054      7,565,760
  -- Cargo and mail                  111,628          295,613        320,658      1,532,742      2,260,641

                                   3,771,187        1,430,159        995,259      3,629,796      9,826,401
Commission income                    106,097            8,008          5,573         20,325        140,003

Ground services income               330,878               --             --             --         330,878
Cargo handling income                107,777               --             --             --         107,777
Rental income from operating
  sublease of aircraft                36,693               --             --             --          36,693
Other operating revenues             185,333               --             --             --         185,333
                                   ---------        ---------      ---------      ---------      ----------

                                   4,537,965        1,438,167      1,000,832      3,650,121      10,627,085
                                   =========        =========      =========      =========      ==========

Other operating income               110,617            3,804          1,316         12,244         127,981
Segment results -- profit            189,526           83,046        393,533        273,321         939,426
                                   =========        =========      =========      =========

Unallocated expenses                                                                             (1,050,605)
                                                                                                 ----------

Operating loss                                                                                    (111,179)
                                                                                                 ==========

     #    The PRC, excluding Hong Kong.

     * including the United States of America, Europe and Asian countries other than Japan.

     In the prior year's financial statements, the Group's corporate general and administrative expenses (the "Corporate Expenses") were allocated to respective segments. In order to better reflect the impact of recent business acquisitions and a rapid increase in business volumes, the Directors have decided not to allocate of the Corporate Expenses on a geographical basis because they believe the basis of such an allocation is subjective. Accordingly, the analysis of segment results for both 2006 and 2005 have been presented on this basis.

     To conform with the current period's presentation, (i) the segment expenses of domestic, Hong Kong, Japan and other countries for the six months ended 30 June 2005 were decreased by RMB291,602,000, RMB106,138,000,
     RMB58,925,000 and RMB593,940,000 respectively, resulting in an increase in the respective segment results by the same amount; and (ii) the unallocated expenses was increased by HK$1,050,605,000.

4.   OTHER OPERATING INCOME

                                                    (UNAUDITED)
                                                    SIX MONTHS
                                                   ENDED 30 JUNE

                                                           Restated
                                                    2006       2005
                                                 RMB'000    RMB'000
                                                -------------------
                                                            (note 2)

Government subsidies (note)                      70,091      63,039
Net fair value gains on financial instruments
-- forward foreign exchange contracts            13,130      26,570
-- fuel hedging income                           74,662      38,372
                                                -------     -------

                                                157,883     127,981
                                                =======     =======

     Note:

     The government subsidies represent subsidies granted (i) by local government to the Company in consideration of the relocation of the Company's international flights and related facilities from Hongqiao Airport to Pudong International Airport and (ii) by various local municipalities to encourage the Group to operate certain routes with lower profitability.

5.   TAXATION

     Taxation is charged to the consolidated income statement as follows:

                                                    (UNAUDITED)
                                                    SIX MONTHS
                                                  ENDED 30 JUNE

                                                          Restated
                                                   2006       2005
                                                RMB'000    RMB'000
                                                ------------------
                                                           (note 2)
Provision for PRC income tax - current period    21,877     26,857
Deferred taxation                               (42,537)   (14,991)
                                                -------    -------

                                                (20,660)    11,866
                                                =======    =======

     Note:

     The standard PRC income tax rate is 33% (2005: 33%). Except for certain subsidiaries, the Group is entitled to a preferential income tax rate of 15% (2005: 15%) pursuant to certain circulars issued by the relevant local tax authorities. In 2005, one of the Group's subsidiary, Shanghai Eastern Logistics Co., Ltd, was exempted from enterprise income tax pursuant to a circular issued by the local tax authority.

     The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30 June 2006 as there exists double tax relief between the PRC and the corresponding jurisdictions (including Hong Kong) (2005: Nil).

6.   BASIC LOSS PER SHARE

     The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of RMB1,715,678,000 (2005: RMB580,567,000, as restated) and 4,866,950,000
     (2005: 4,866,950,000) shares in issue during the period. The Company has no potentially dilutive ordinary shares.

7.   DIVIDEND

     The Board of Directors of the Company did not recommend the payment of an interim dividend for the six months ended 30 June 2006 (2005: Nil).

8.   PROFIT APPROPRIATION

     No appropriations from retained profits were made to the statutory reserves during the six months ended 30 June 2006. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.

9.   TRADE RECEIVABLES

     The credit terms given to trade customers are determined on individual basis, with credit periods within three months.

     As at 30 June 2006, the aging of trade receivables as follows:

                                                (UNAUDITED)      (Audited)
                                                   30 JUNE    31 December
                                                      2006           2005
                                                   RMB'000        RMB'000
                                                -------------------------
Less than 31 days                                1,212,328      1,580,082
31 to 60 days                                      294,564        134,095
61 to 90 days                                      432,077        122,377
91 to 180 days                                      32,059         34,097
181 to 365 days                                    160,788         13,302
Over 365 days                                      144,227        127,466
                                                 ---------      ---------
                                                 2,276,043      2,011,419
Less: Provision for impairment of receivables    (111,130)       (93,010)
                                                 ---------      ---------

Trade receivables, net                           2,164,913      1,918,409
                                                 =========      =========

10.  TRADE PAYABLES AND NOTES PAYABLE

     The aging of trade payables and notes payable as follows:

                                                (UNAUDITED)      (Audited)
                                                   30 JUNE    31 December
                                                      2006           2005
                                                   RMB'000        RMB'000
                                                -------------------------
Less than 31 days                                2,145,608      1,697,293
31 to 60 days                                      642,511        397,187
61 to 90 days                                      848,493        195,869
91 to 180 days                                   1,383,501        846,775
181 to 365 days                                    110,541        212,025
Over 365 days                                       60,439         45,749
                                                 ---------      ---------
                                                 5,191,093      3,394,898
                                                 =========      =========


     As at 30 June 2006, all notes payable totaling RMB3,168,468,000 were unsecured, repayable within six months and interest bearing at a prevailing market interest rate.

11.  BUSINESS COMBINATIONS

     On 8 December 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission ("Wuhan SASAC") and Shanghai Junyao Aviation Investment Company Limited ("Shanghai Junyao") to acquire (i) equity interests of 38% in CEA Wuhan from Wuhan SASAC for a consideration of RMB278,000,000, and (ii) equity interests of 18% in CEA Wuhan from Shanghai Junyao for a consideration of RMB140,000,000, totaling RMB418,000,000, respectively. The acquisition was completed in January 2006. Proforma financial information to reflect the acquisition as if it had occurred on 1 January 2006 is not presented as the impact would not have been material to the interim condensed consolidated financial statements.

     Details of the net assets acquired in respect of the acquisition of additional equity interests of 56% in CEA Wuhan and related goodwill are as follows:

                                                            RMB'000
                                                           --------
Purchase consideration                                      418,000
Less: Fair value of net assets acquired - shown as below   (160,229)
                                                           --------

Goodwill                                                    257,771
                                                           ========

     The goodwill is attributable to an increase in the Company's competitiveness as a result of its increased size and the extension of the business scope geographically to the central regions of the PRC.

     The assets and liabilities arising from the acquisition are as follows:

                                                                                 ACQUIREES'
                                                                                   CARRYING
                                                                    FAIR VALUE       AMOUNT
                                                                       RMB'000      RMB'000
                                                                    -----------------------

Property, plant and equipment                                          677,465      588,599
Lease prepayment                                                        75,302       75,302
Investments in associates and available-for-sale financial assets       10,446       10,446
Other long term assets                                                 103,838      103,838
Flight equipment spare parts                                            32,718       32,718
Trade receivables, prepayments, deposits and other receivables         299,261      147,261
Cash and cash equivalents                                               19,266       19,266
Trade payables, notes payable, other payables and accrued expenses    (551,051)    (551,051)
Obligations under finance leases                                      (101,007)    (101,007)
Borrowings                                                            (220,000)    (220,000)
Other long-term liabilities                                            (20,733)     (20,733)
Deferred tax liabilities                                               (29,326)          --
                                                                      --------     --------

Net assets                                                             296,179       84,639
Less: Interests attributable to the Group's original equity
             interests of 40% and other minority investors            (135,950)     (42,873)
                                                                      --------     --------

Net assets acquired                                                    160,229       41,766
                                                                      ========     ========

Purchase consideration settled in cash                                              418,000
Less: Cash and cash equivalents acquired                                            (19,266)
            Purchase consideration paid in prior year                               (28,000)
                                                                                   --------

Cash outflow on acquisition                                                         370,734
                                                                                   ========


12.  CONVENIENCE TRANSLATION

     The unaudited condensed consolidated interim financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB7.9956 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30 June 2006. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30 June 2006 or any other date.

13.  SEASONALITY

     The civil aviation industry is subject to seasonal fluctuations, with peak demand during the summer and October holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are normally lower than those in the second half of the year.

14.  WORKING CAPITAL

     The Group's primary cash requirements have been for additions of and upgrades to aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short and longer-term bank borrowings.

     The Group generally operates with a working capital deficit. The Directors believe that cash from operations and shorter and longer term bank borrowings will be sufficient to meet the Group's operating cash flow needs for the foreseeable future. The Group's treasury department aims to maintain flexibility in funding by keeping credit lines available. The Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

B. PREPARED IN ACCORDANCE WITH THE PEOPLE'S REPUBLIC OF CHINA ACCOUNTING REGULATIONS

     CONDENSED CONSOLIDATED BALANCE SHEET
     AS AT 30 JUNE 2006

                                               (UNAUDITED)           (Audited)
                                              30 JUNE 2006    31 December 2005
                                                   RMB'000             RMB'000
                                              --------------------------------
 ASSETS
  Total current assets                        10,273,380             9,395,287
  Net long-term investments                    1,161,271               761,722
  Total fixed assets                          45,981,111            45,543,930
  Total intangible assets and other assets     1,773,479             1,729,253
  Deferred tax assets                            126,304               128,481
                                              ----------            ----------

TOTAL ASSETS                                  59,315,545            57,558,673
                                              ==========            ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

  Total current liabilities                   35,171,498            31,529,253
  Total long-term liabilities                 18,598,656            18,932,974
  Deferred tax liabilities                       453,519               417,049
                                              ----------            ----------

TOTAL LIABILITIES                             54,223,673            50,879,276
                                              ==========            ==========

Minority interests                               738,747               864,827
                                              ----------            ----------

Total shareholders' equity                     4,353,125             5,814,570
                                              ----------            ----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    59,315,545            57,558,673
                                              ==========            ==========

     CONDENSED CONSOLIDATED INCOME STATEMENT
     FOR THE SIX MONTHS ENDED 30 JUNE 2006

                                                        (UNAUDITED)
                                                         SIX MONTHS
                                                       ENDED 30 JUNE

                                                       2006            2005
                                                    RMB'000         RMB'000
                                                 --------------------------
REVENUE FROM MAIN OPERATIONS                     16,373,341      10,040,427
Less: Main operating cost                        15,413,026       8,778,673
         Business taxes and surcharges              431,976         226,848
                                                 ----------      ----------

PROFIT FROM MAIN OPERATIONS                         528,339       1,034,906
Add: Revenue from other operations                  350,781         325,178
Less: Operating expenses                          1,106,140         747,708
      General and administrative expenses           781,613         585,727
      Financial expenses                            585,975         427,513
                                                 ----------      ----------

LOSS FROM OPERATIONS                             (1,594,608)       (400,864)
Add:  Income from investments                         1,333         (13,490)
      Subsidy income                                 67,552          61,591
      Non-operating income                           79,273          16,607
Less: Non-operating expenses                         45,297          (5,610)
                                                 ----------      ----------

TOTAL LOSS                                       (1,491,747)       (330,546)
Less: Income tax                                     60,549          78,507
         Minority interests                         (90,528)          1,401
                                                 ----------      ----------

NET LOSS                                         (1,461,768)       (410,454)
                                                 ==========      ==========

C.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

     The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the unaudited consolidated loss attributable to equity holders and the unaudited consolidated net assets are summarised as follows:

     CONSOLIDATED LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                       (UNAUDITED)
                                                                       SIX MONTHS
                                                                      ENDED 30 JUNE

                                                                               Restated
                                                                   2006            2005
                                                                RMB'000         RMB'000
                                                             --------------------------

As stated in accordance with PRC Accounting Regulations      (1,461,768)      (410,454)
Impact of IFRS and other adjustments:
  Difference in flight equipment depreciation charges
    arising from different depreciation lives                   125,851         41,862
  Difference in aircraft depreciation charges arising
    from different depreciation lives and revaluation          (443,859)      (219,867)
  Provision for overhaul expenses                               (44,769)      (117,913)
  Provision for post-retirement benefits                        (49,433)        (7,778)
  Time value on provision for staff housing benefits              3,746          7,837
  Notional interest on non-current purchase consideration
    payable for acquisition of an airline business               (3,555)        (3,786)
  Reversal of revaluation surplus relating to
    lease prepayments                                             4,210          5,531
  Net fair value gains on financial instruments                  69,553         38,372
  Others                                                         14,331         18,981
  Tax adjustments                                                70,015         66,648
                                                             ----------       --------

As stated in accordance with IFRS                            (1,715,678)      (580,567)
                                                             ==========       ========

     CONSOLIDATED NET ASSETS

                                                           30 JUNE 2006    31 December 2005
                                                                RMB'000             RMB'000
                                                           --------------------------------

As stated in accordance with PRC Accounting Regulations       5,091,872           6,679,397
Impact of IFRS and other adjustments:
  Difference in flight equipment depreciation charges
    arising from different depreciation lives                 1,423,011           1,297,160
  Difference in aircraft depreciation charges arising
    From different depreciation lives and revaluation           497,637             881,956
  Provision for overhaul expenses                            (1,247,736)         (1,202,967)
  Provision for post-retirement benefits                     (1,289,809)         (1,240,376)
  Time value on provision for staff housing benefits             41,295              37,549
  Net fair value gains on financial instruments                 188,993              72,505
  Notional interest on non-current purchase consideration
    payable for acquisition of an airline business                9,242              12,797
  Reversal of revaluation surplus relating to
    lease prepayments                                          (345,141)           (349,351)
  Goodwill and negative goodwill                                569,849             688,311
  Others                                                        (35,706)            (95,928)
  Tax adjustments                                               207,504             137,489
                                                             ----------          ----------

As stated in accordance with IFRS                             5,111,011           6,918,542
                                                             ==========          ==========

     SELECTED AIRLINE OPERATING DATA

                                                              FOR THE SIX MONTHS ENDED 30TH JUNE
                                                              ----------------------------------
                                                                    2006         2005     Change
CAPACITY
    ATK (available tonne-kilometres) (millions)                 5,206.49     3,699.27     40.74%
      - Domestic routes                                         2,350.50     1,096.87    114.29%
      - International routes                                    2,423.38     2,228.94      8.72%
      - Hong Kong routes                                          432.56       373.46     15.82%
    ASK (available seat-kilometres) (millions)                 33,590.50    20,918.83     60.58%
      - Domestic routes                                        20,523.35     9,329.84    119.98%
      - International routes                                   10,261.32     9,059.40     13.27%
      - Hong Kong routes                                        2,805.84     2,529.59     10.92%
    AFTK (available freight tonne-kilometres) (millions)        2,183.34     1,816.58     20.19%
      - Domestic routes                                           503.45       257.18     95.76%
      - International routes                                    1,499.86     1,413.59      6.10%
      - Hong Kong routes                                          180.84       145.80     24.03%
    Hours flown (thousands)                                       322.23       179.99     79.03%
TRAFFIC
    RTK (revenue tonne-kilometres) (millions)                   3,243.51     2,165.44     49.79%
      - Domestic routes                                         1,619.54       719.64    125.05%
      - International routes                                    1,410.27     1,239.06     13.82%
      - Hong Kong routes                                          213.71       206.74      3.37%
    RPK (revenue passenger-kilometres) (millions)              23,686.16    13,586.73     74.33%
      - Domestic routes                                        15,057.48     6,514.29    131.15%
      - International routes                                    6,958.86     5,451.77     27.64%
      - Hong Kong routes                                        1,669.82     1,620.67      3.03%
    RFTK (revenue freight tonne-kilometres) (millions)          1,127.13       953.10     18.26%
      - Domestic routes                                           272.51       136.78     99.23%
      - International routes                                      789.82       754.29      4.71%
      - Hong Kong routes                                           64.79        62.03      4.45%
    Number of passengers carried (thousands)                   16,787.11     8,753.15     91.78%
      - Domestic routes                                        13,385.18     6,015.14    122.52%
      - International routes                                    2,216.89     1,584.98     39.87%
      - Hong Kong routes                                        1,185.04     1,153.03      2.78%
    Weight of freights carried (kg) (millions)                    419.35       318.99     31.46%
      - Domestic routes                                           209.23       111.40     87.82%
      - International routes                                      166.13       165.00      0.68%
      - Hong Kong routes                                           43.90        42.59      3.08%
LOAD FACTOR
    Overall load factor (%)                                        62.30        58.54       3.76
      - Domestic routes                                            68.90        65.61       3.29
      - International routes                                       58.19        55.59       2.60
      - Hong Kong routes                                           49.41        55.36      -5.95
    Passenger load factor (%)                                      70.51        64.95       5.56
      - Domestic routes                                            73.37        69.82       3.55
      - International routes                                       67.82        60.18       7.64
      - Hong Kong routes                                           59.51        64.07      -4.56
    Freight load factor (%)                                        51.62        52.47      -0.85
      - Domestic routes                                            54.13        53.18       0.95
      - International routes                                       52.66        53.36      -0.70
      - Hong Kong routes                                           35.99        42.54      -6.55
    Break-even load factor (%)                                     70.66        65.33       5.33
YIELD AND COSTS
    Revenue tonne-kilometers yield (RMB)                            5.01         4.50      11.33%
      - Domestic routes                                             5.47         5.24       4.39%
      - International routes                                        4.19         3.66      14.48%
      - Hong Kong routes                                            6.98         6.92       0.87%
    Passenger-kilometers yield (RMB)                                0.58         0.55       5.45%
      - Domestic routes                                             0.57         0.56       1.79%
      - International routes                                        0.57         0.49      16.32%
      - Hong Kong routes                                            0.70         0.70       0.00%
    Freight tonne-kilometers yield (RMB)                            2.22         2.37      -6.33%
      - Domestic routes                                             0.87         0.82       6.10%
      - International routes                                        2.46         2.46       0.00%
      - Hong Kong routes                                            5.02         4.77       5.24%
    Available tonne-kilometers unit cost (RMB)                      3.54         2.94      20.41%

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

As at 30th June, 2006, the Group operated a total of 370 routes, of which 264 were domestic routes, 18 were Hong Kong routes, and 88 were international routes (including 22 international cargo routes). The Group operated approximately 5,637 scheduled flights per week, serving 127 domestic and foreign cities. At present, the Group owns or operates a total of 195 aircraft, including 176 passenger jet aircraft each with a capacity of over 100 seats, 9 passenger jet aircraft each with a capacity of 50 seats and 10 jet freighters.

During the first half of 2006, the world economy maintained a steady pace of growth, and China's national economy experienced stable and rapid growth, underpinning the Group's sound economic prospects. The market demand for air transport in China grew steadily. However, the price of international crude oil and aviation fuel has experienced lengthy peak-level fluctuations and has achieved repeated historical highs, which has brought about a significant increase in costs for the air transport industry. As a result, the results of the Group have been affected significantly.

During the first half of the year, in the face of intensifying market competition, the Group continued to build an air transport network centered in Shanghai through a reasonable reallocation of its transport capacity. For the first half of the year, the Group's flights accounted for 40.64% and 34.73% of all flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilization rate reached 9.3 hours.

In terms of passenger traffic, during the first half of 2006, the Group had established a passenger traffic marketing committee to enhance marketing management, and successfully introduced several new international routes for scheduled flights, including Shanghai - Frankfurt, Changsha/Wuhan/Huangshan/Ningbo - Seoul, Huangshan - Pusan, thus further improving our international route network. The Group also took an active part in promoting internal code-sharing and enhancing external code cooperation. The Group has expanded its code-sharing arrangements with Air France and American Airlines and has established code-sharing cooperation with Shanghai Airlines Co., Ltd. regarding certain shared routes. The Group vigorously expanded its "Eastern Miles" frequent flyers and electronic air ticketing value-added service. At present, the number of frequent flyers members has surpassed 5.59 million. The Group's electronic ticketing sales network has expanded to 66 cities across the country, and the sales of electronic tickets accounted for 20% of the Company's total sales for the first half of 2006. The Group, has also cooperated with China Construction Bank and launched the China Eastern Airlines Long Credit Card (CHINESE CHARACTERS), which effectively expanded the Group's brand recognition.

In terms of freight transport, the Group continued to take advantage of Shanghai as an aviation hub and endeavoured to build a market-oriented freight logistic network through exploiting the resources of the Group's airline routes network. The Group has established a cargo traffic management committee to centralize sales management of cargo traffic, through which the freight management department of the Company will continue to work closely with China Cargo Airlines Co., Ltd. (CHINESE CHARACTERS) and Shanghai Eastern Logistics Co.,
Ltd. (CHINESE CHARACTERS), two subsidiaries of the Company, to actively open up new cargo sources and enhance both revenue and yield on freight services.

In terms of service, the Group has carefully designed a brand image for certain prestigious services offered by CEA, i.e. "tenderness, elegance, delicacy and fashion". The Group established a scientific management model and evaluation system for service quality to perfect its service standards and procedures. Based on internationally advanced service management models as a prototype and incorporating actual circumstances, the Group has actively explored the new model for service management which is in line with international standards. In addition, the Group has improved its customer complaint handling platform. The Group established a detailed customer information database and regularly communicated with its customers, and endeavoured to improve its services quality on a timely basis. According to statistics compiled by the General Administration of Civil Aviation of China, in the first half of 2006, the on-time rate of the Group's flights was above the average level in the domestic industry. Additionally, through utilizing the opportunities arising from becoming one of the joint venture partners of the World Expo 2010 Shanghai, the Group will place additional emphasis on devising service solutions and will launch a range of new services for the World Expo, aiming at establishing a first-class brand image based on prestigious services.

The above figures for the same period in 2005 do not include the results of the then China Eastern Air Northwest Company and China Eastern Air Yunnan Company the principal business of related assets of which were acquired by the Company on 30 June 2005.

As at 30th June, 2006, the traffic volume of the Group totalled 3.244 billion tonne-kilometres, representing an increase of 49.79% from the same period last year, while traffic revenues amounted to RMB16,254 million, representing an increase of 65.42% from the same period last year.

The Group's passenger traffic volume during the reporting period was 23,686 million passenger-kilometres, representing an increase of 74.33% from the same period last year. Compared to the same period last year, passenger revenues increased by 81.75% to RMB13,751 million, accounting for 84.60% of the Group's operating revenues.

The Group's passenger traffic volume on domestic routes during the reporting period was 15,057 million passenger-kilometres, representing an increase of 131.15% from the same period last year. Compared to the same period last year, the passenger load factor increased by 3.55 percentage points to 73.37% and the domestic passenger revenues increased by 135.59% to RMB8,622 million, accounting for 62.70% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.57 during the reporting period, representing an increase of 1.79% compared to the same period last year.

The Group's passenger traffic volume of international routes during the reporting period was 6,959 million passenger-kilometres, representing an increase of 27.64% from the same period last year. Compared to the same period last year, the passenger load factor increased by 7.64 percentage points to 67.82% and the revenues increased by 42.21% to RMB3,942 million, accounting for 28.67% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.57 during the period, representing an increase of 16.32% compared to the same period last year.

The Group's passenger traffic volume of its Hong Kong routes during the reporting period was 1,670 million passenger-kilometres, representing an increase of 3.03% from the same period last year. Compared to the same period last year, the passenger load factor decreased by 4.56 percentage points to 59.51% and, the revenues increased by 4.69% to RMB1,188 million, accounting for 8.64% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.70 during the reporting period, representing the same level compared to the same period last year.

During the first half of 2006, the cargo traffic volume increased by 18.26% to 1,127 million tonne-kilometres. Compared to the first half of last year, the Group's freight revenues increased by 10.72% to RMB2,503 million for the same period this year, accounting for 15.40% of the Group's operating revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.22, representing an decrease of 6.33% compared to the same period last year.

Compared to the first half of last year, the Group's total operating costs increased by 69.18% to RMB18,383 million during the same period this year, which was principally due to the surged price of international aviation fuel, which maintained at a persistently high level.

During the first half of 2006, the price of international aviation fuel continued to fluctuate at peak level and made high records one after another. The drastic increase in aircraft fuel added immense pressure on the Group's operation. In addition, the fleet expansion enlarged the aircraft fuel consumption. During the reporting period, the Group's expenditure on aircraft fuel for the period was RMB6,176 million, representing an increase of 85.78% compared to the same period last year. The Group continued to use financial derivatives to assist in managing its risks over aircraft fuel.

The maintenance expenses on aircraft and engines increased by 138.37% to RMB1,259 million compared to the same period last year. This was principally due to the the increase in the number of aircraft under operating leases compared with the same period last year as a result of the Group's business expansion.

The office and administrative expenses increased by 25.44% to RMB1,414 million compared to the same period last year.

Commissions increased by 20.74% to RMB591 million compared to the same period last year.

The takeoff and landing charges were RMB2,433 million, representing an increase of 55.83% from the same period last year, which was principally a result of the increase in transport capacity and the number of takeoffs and landings.

The salary costs were RMB1,561 million, representing an increase of 108.72% compared to the same period last year, principally as a result of the Group's business expansion and the increase of staff of the Group.

The aircraft depreciation and operating lease expenses were RMB3,360 million, representing an increase of 61.69% compared to the same period last year, principally as a result of the Group's business expansion.

During the six months ended 30th June, 2006, the Group's losses attributable to shareholders as calculated under the IFRS were RMB1,716 million and the losses attributable to shareholders per share were RMB0.35.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short and longer-term bank loans. As at 30th June, 2006, the Group had cash and cash equivalents of RMB1,861 million, most of which were denominated in Renminbi. Net cash inflow generated by the Group's operating activities in the first half of 2006 was RMB195 million, representing a decrease of 73.21% compared to the same period last year.

The Group's primary cash requirements in the first half of 2006 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group's net cash outflow in investment activities was RMB71 million in the first half of 2006.

The Group's net cash inflow generated from financing activities was RMB126 million, primarily from long-term and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30th June, 2006, the Group's current liabilities exceeded the Group's current assets by RMB26,994 million, and the long-term debt to equity ratio was 2.12:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-invested banks to meet its working capital requirements.

PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30th June, 2006, the total value of the Group's mortgaged assets decreased by 2.81% from RMB9.844 million as at the end of 2005, to RMB9.567 million.

EMPLOYEES

As at 30th June, 2006, the Group had about 34,741 employees, the majority of whom were working in mainland China. The wages of the Group's employees generally consist of basic salaries and bonuses. During the reporting period, the Group has never been involved in any major labour-related disputes with its employees, nor has it ever experienced a substantial reduction in the number of its employees nor has the Group ever encountered any difficulty in recruiting new employees during the period.

OUTLOOK FOR THE SECOND HALF OF 2006

The Group would like to caution readers of this report that the Group's 2006 interim results announcement contains certain forward-looking statements, such as descriptions of the Group's work plans for the second half of 2006 and beyond and for the future, and forward-looking statements on the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in the Group's forward-looking statements.

Taking a global view, the global economy still remains in its cycle of economic growth. Benefiting from a sound international economic environment, China continues to maintain a steady and relatively fast pace of economic growth. In addition, the continued accelerating growth of international trade, coupled with persistently active global investments and acquisition and merger activities, are causing a steady increase in the passenger and cargo volumes in the domestic air transport sector.

Shanghai, where the Group's operation is mainly based, is also one of the leading contributors to the China economy and is the city centre in the region. It attracts economic activities from, and generates economic activities in the region. The hub function of its airports has become obviously prominent. Meanwhile, with the gradual opening up of the civil aviation industry in China, progress in "open skies" agreements is accelerating. The Group is faced with keen competition from Chinese and foreign aviation companies in its operations of passenger and cargo transport markets in the eastern area of China, particularly in Shanghai. To expand its business, increase its competitiveness, steadily increase its market share in the Shanghai region, adjust and optimize its route network, and create more attractive services and products to meet market demand, the Group has committed to introduce five A330-300, two A321, an A319, a B747F, four B737-700, and three ERJ145 passenger aircraft to its fleet. It is expected that the new aircraft will be delivered and put into operation in the second half of 2006. It is believed that the Group will benefit from the continuing growth in the local transport market in the region.

The continuous rise of crude oil prices has had a significant impact on the global aviation industry. To be confronted with the heavy cost pressure brought to the domestic air transport sector by the continuous rise in the international crude oil price and considering high aviation fuel prices, the "Aviation Fuel Surcharge Plan for the Domestic Civil Aviation Industry" (CHINESE CHARACTERS) jointly promulgated by the General Administration of Civil Aviation of China and the National Development and Reform Commission in 2005 will continue to be implemented. This measure may serve to offset part of the increased cost of the Group caused by the escalating aviation fuel prices, thus reducing the Group's operating pressure.

In view of the current operating environment in the market and the Group's actual situation, the Group intends to undertake specific measures in the second half of 2006 as follows:

1. We will further endeavour to enhance flight safety. Based on the formulated contingency management manuals and contingency plans, we will further enrich and perfect such manuals and plans. We will continue improving the on-time rate of our scheduled flights, and enhance the brand image of the Company in respect of safety and service.

2. We will enhance internal management and commit to enhancing organisational transformation and systems innovation, with the aim of establishing an enterprise management system, an operational model and management procedures, based on well defined authorities and responsibilities, which are consistent with the management of a fast developing and modern air transport network.

3. In terms of passenger traffic, we will intensify our marketing efforts to increase total revenue and its quality. Through utilizing the platform provided by the World Expo, we will actively explore new markets. Specific measures include intensifying marketing efforts in respect of frequent flyers and major clients in order to increase our share in the market for high-end customers, with a view to gaining recognition from mainstream customers; making proactive efforts to boost the sales of electronic passenger tickets and speeding up the promotion of electronic passenger tickets; optimizing route network and the allocation of transport capacity; ensuring the effective implementation hub strategy; striving to ensure that limited manpower and capacity resources are focused on those routes with best profitability; proactively conducting research on the trend to normalise charter flights across the Taiwan Strait during holiday seasons and establishing a specialized team to study the Taiwan market, making strenuous effort to enhance our seat management, sales trend monitoring and overall control, and increasing our price levels and improving revenue quality.

4. In terms of freight transport, we will continue to reinforce marketing management of the Group's freight operations, make efforts to boost the sales of return cargo and belly holds of passenger aircraft. We are also committed to developing our transhipment business and expanding our air-and-land combined transport network, and increasing revenue from freight operations.

5. We will strive to control our costs and expenses in a stringent manner and continue to improve our budget preparation. We will also endeavour to improve the efficiency of capital utilization and explore additional financing channels. With the use of financial derivatives, we will effectively avoid the risks associated with aviation fuel and foreign exchange through the implementation of risk management regarding aviation fuel and foreign exchange risks.

6. Through utilizing the opportunity provided by our partnership in respect of the World Expo, we will commit to introducing innovative products and producing quality services, in an effort to enhance the brand value of CEA.

FLEET PLANNING

As at 30th June, 2006, the expected details of aircraft on order, which are scheduled to be delivered and put into service, are as follows:

YEAR TO BE DELIVERED         TYPE OF AIRCRAFT    NUMBER OF AIRCRAFT

Second half of 2006                 A330-300                      5
                                    A321                          2
                                    A319                          1
                                    B747F                         1
                                    B737-700                      4
                                    ERJ145                        3

2007                                A330-300                      5
                                    A330-200                      1
                                    A321                          4
                                    A320                          2
                                    A319                          2
                                    B747F                         1
                                    B737NG                        2
                                    ERJ145                        3

2008                                A330-300                      3
                                    A330-200                      1
                                    A321                          5
                                    A320                          2
                                    B787                          4
                                    B737NG                        2


MATERIAL MATTERS

1.   DIVIDENDS

     The Board of Directors of the Company does not recommend payment of any interim dividend for the six months ended 30th June, 2006.

2.   SHARE CAPITAL

     There was no change in the Company's share capital since 31st December, 2005. As at 30th June, 2006, the Company's share capital structure was as follows:

                                                                                       APPROXIMATE
                                                                               PERCENTAGE OF TOTAL
                                                     TOTAL NUMBER OF SHARES      SHARE CAPITAL (%)

(a) Unlisted State-owned legal person shares                  3,000,000,000                  61.64
(b) Listed shares
       (i) A Shares                                             300,000,000                   6.17
       (ii) H Shares                                          1,566,950,000                  32.19
(c) Total number of shares                                    4,866,950,000                 100.00

3.   PURCHASE, SALE OR REDEMPTION OF SECURITIES

     During the six months ended 30th June, 2006, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued listed securities ( "securities" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")), without taking into account any issue of new securities.

4.   CORPORATE GOVERNANCE PRACTICES

     The Board of Directors has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that, save as disclosed below, the Company's corporate governance practices during the six months ended 30th June, 2006 (the "Period") met the requirements under most of the code provisions in the Code on Corporate Governance Practices (the "Code") set out in Appendix 14 to the Listing Rules:

     - Paragraph A.5.4 requires that the Board of Directors should establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. Since the Company needs more time to seriously consider the details regarding such guidelines, it had not established such guidelines on a timely basis during the Period, but has commenced such work in accordance with the requirement and intends to provide such guidelines for the relevant employees during the second half of the year.

     Meanwhile, the Company is working with consultants to enhance the Company's internal controls system.

5.   MATERIAL LITIGATION AND ARBITRATION

     In 2005, the family members of certain victims in the aircraft accident occurred in Baotou on 21st November, 2004, sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. As disclosed in the Company's announcement dated 22nd November, 2004, the aircraft crashed at the accident was then owned and operated by China Eastern Air Yunnan Company. The Group is actively collaborating with the General Administration of Civil Aviation of China, the relevant insurance company, the Company's U.S. counsel for this case and other aviation law experts in response to the claim.

     Save as disclosed above, the Group was not involved in any other material litigation or arbitration during the six months ended 30th June, 2006.

6.   AUDIT COMMITTEE

     The Company's Audit Committee has reviewed the interim results of the Group for six months ended 30th June, 2006.

7.   MISCELLANEOUS

     For the six months ended 30th June, 2006:

     (a) on 10th April, 2006 the Company entered into an agreement with Boeing Company regarding the purchase of sixteen Boeing 737 NG series aircraft, of which details are set out in the Company's announcement dated 10th April, 2006 and the circular dated 30th May, 2006;

     (b) on 26th June, 2006, the Company entered into an agreement with Airbus SAS regarding the purchase of thirty Airbus A320 series aircraft, details of which are set out in the Company's announcement dated 26th June, 2006 and the circular dated 31st July, 2006; and

     (c) the Group has completed various preliminary preparations for the segmented share structure reform project in the China A-share market during the first half of 2006. Based on progress to date, our segmented share structure reform project is expected to be launched in the second half of this year. Subject to necessary approvals from the government and shareholders, we expect to complete the project by the end of the year.

                                          By order of the Board of Directors
                                      CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                      LI FENGHUA
                                                       Chairman

Shanghai, the People's Republic of China
28th August, 2006

As at the date of this announcement, the Directors of the Company are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent Non-executive Director)
Peter Lok (Independent Non-executive Director)
Wu Baiwang (Independent Non-executive Director)
Zhou Ruijin (Independent Non-executive Director)
Xie Rong (Independent Non-executive Director)


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